                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*



                          BELLWETHER EXPLORATION COMPANY
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    COMMON STOCK, $.01 par value per share
--------------------------------------------------------------------------------

                                  070895 20 7
                           ------------------------


 Carol A. McCoy, 2001, Third Avenue South, Birmingham, AL 35233 (205) 325-4243
--------------------------------------------------------------------------------

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                             April 9 and 16, 1997
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following Page(s))

                              Page 1 of __ Pages

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 079895 20 7                                    PAGE   OF    PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
      TORCHMARK CORPORATION

 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      63-0780404

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      0

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO, HC
------------------------------------------------------------------------------

                                 SCHEDULE 13D

-----------------------                               ---------------------
  CUSIP NO. 079895 20 7                               PAGE  OF  PAGES
-----------------------                               ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
      UNITED INVESTORS MANAGEMENT COMPANY

1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      51-0261715

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      0

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

Item 1.   Security and Issuer.

     This Statement on Schedule 13D, filed jointly by Torchmark Corporation ("Torchmark") and United Investors Management Company ("UIMCO") (together, "Reporting Persons"), relates to the beneficial ownership of common stock and warrants to purchase common stock of Bellwether Exploration Company ("Bellwether"), a corporation incorporated under the laws of the State of Delaware. Bellwether maintains its principal executive offices at 1331 Lamar Street, Suite 1455, Houston, Texas 77010-3039.

Item 2.   Identity and Background.

     Torchmark Corporation, a Delaware corporation
     2001 Third Avenue South
     Birmingham, AL 35233

     United Investors Management Company, a Delaware corporation
     400 Market Street
     Wilmington, DE 19850-9336

     Torchmark is an insurance and diversified financial services holding company. UIMCO is an intermediate-level holding company and a wholly-owned subsidiary of Torchmark. There have been no criminal proceedings in the last five years involving either Torchmark or UIMCO.

     This amendment to the Schedule 13D is filed to reflect the disposition of beneficial ownership of 562,696 shares of Bellwether common stock and warrants to purchase an additional 187,500 Bellwether common shares and the cessation of status as Reporting Person under Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration.

     Not applicable

Item 4.   Purpose of Transaction.

     Not applicable

Item 5.   Interest in Securities of the Issuer.

     (a)  Not applicable

     (b)  Not applicable

     (c)  Not applicable

     (d)  Not applicable

     (e) On April 16, 1997, Torchmark and UIMCO ceased to be the beneficial owner of more than 5% of the common stock and warrants.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Not applicable

Item 7.   Material to be Filed as Exhibits

     (a) Joint Filing Agreement dated December 4, 1996 between Torchmark Corporation and United Investors Management Company (previously filed).

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 13, 1998                     TORCHMARK CORPORATION


                                        By:   /s/ Michael J. Klyce
                                             ---------------------------------
                                             Its Vice President and Treasurer

Date:  February 13, 1998                     UNITED INVESTORS MANAGEMENT COMPANY


                                        By:   /s/ Michael J. Klyce
                                             ---------------------------------
                                             Its Vice President and Treasurer